Exhibit 99.1

BIG TREE CLOUD ANNOUNCED RESIGNATION AND APPOINTMENT OF DIRECTORS

SHENZHEN, China, October 31, 2024 / -- Big Tree Cloud Holdings Limited (“Big Tree Cloud” or the “Company”) (NASDAQ: DSY) (NASDAQ: DSYWW), a company devoted to the development, production, and sales of personal care products and other consumer goods in China, today announced the following changes in directors of the Company and members of the board committees of the Company, each of which took effect on October 31, 2024:

(a)	the resignation of each of Yifan He, Yanjie ZHU and Fengxin ZHANG (collectively, the “Departing Directors”) as an independent director of the Company due to his/her personal reason;
(b)	the appointment of each of Guo REN, Jiahe LIAO and Munwah WAN (collectively, the “Additional Directors”) as an independent director of the Company;
(c)	the appointment of each of the Additional Directors as a member of the audit committee of the Company, with Jiahe LIAO being appointed as the chairman and audit committee financial expert;
(d)	the appointment of each of the Additional Directors as a member of the nominating and corporate governance committee of the Company, with Munwah WAN being appointed as the chairman;
(e)	the appointment of each of the Additional Directors as a member of the compensation committee of the Company, with Guo REN being appointed as the chairman;

The Departing Directors’ resignations are not a result of any disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The board of directors of the Company has determined that each Additional Director meets the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Act (subject to the exemptions provided in Rule 10A-3(c) thereunder) and the rules and regulations of Nasdaq Stock Market and/or the Securities and Exchange Commission and will be determined and deemed to be an independent director under the listing standards of Nasdaq Stock Market.

About Big Tree Cloud

Big Tree Cloud is a consumer-oriented and mission-driven company dedicated to the development, production and sales of personal care products and other consumer goods in China. Founded in 2020, Big Tree Cloud is committed to delivering high-quality products that cater to the needs of modern, health-conscious, and independent consumers. Big Tree Cloud’s innovative approach and strong community engagement set it apart in the industry, making it a trusted brand in the personal care market.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or Big Tree Cloud’s future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Big Tree Cloud’s expectations, strategy, priorities, plans or intentions. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including the risks set forth under “Risk Factors” in our Registration Statement on Form F-4 and our other SEC filings. Big Tree Cloud cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Big Tree Cloud does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Investor Relations Contact
Ting Yan
Phone: +86 15986815865
Email: yanting@bigtreeclouds.com